Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following announcement was made available to employees of Baker Hughes Incorporated:

Executive Announcement

To:	All Baker Hughes employees
From:	Martin Craighead, Chairman and CEO
Date:	April 25, 2017

Q1 2017 earnings message to employees

Today we issued our first quarter 2017 results, which can be viewed here.

Baker Hughes’ adjusted net loss*, a non-GAAP measure that excludes restructuring, impairment, and merger-related costs, was $15 million, or $0.04 per diluted share, in the first quarter, a sequential improvement of 26 cents per diluted share from the fourth quarter of 2016. In addition, we produced our third consecutive quarter of adjusted profit from operations.

While industry headwinds persisted in international and offshore markets, we achieved sequential growth in our North American onshore well construction business, particularly in our rotary steerable drilling systems and drill bits offerings. Our upstream chemicals business in North America grew in line with production volumes. Both product segments are poised for continued growth as the North American market continues its recovery.

We have more work ahead to grow revenue more broadly and increase profitability—and some market uncertainties continue to cloud the industry outlook. However, our first quarter results demonstrate that we are executing on our strategy of building on our core strength in product innovation to improve well construction, production, and recoveries for customers. I want to personally thank each of you for your commitment to Baker Hughes and for all that you do for our company and its stakeholders every day.

I am also pleased that our HSE performance continues to exceed 2016’s record levels. We had 59 Perfect HSE Days in the first quarter, compared to 53 days in the same period a year ago. As always, HSE must remain a top priority for all of us. Just one distraction, or just one policy or procedural step not followed, can cause an injury, accident, or environmental release. It’s our responsibility to safeguard the communities in which we work, our customers, and each other. This commitment must also extend to compliance, implementing proper controls, and always doing our jobs the right way.

Turning to the market outlook, the North American onshore recovery has been more robust than anyone had anticipated, as seen in rising U.S. land rig counts. We expect to see that growth continue, as well as excess service capacity being absorbed, throughout the rest of 2017.

Internationally, we expect relatively stable activity with pockets of modest growth. While we believe activity has bottomed, pricing challenges remain as customers are still cautious on spending given market uncertainties. Offshore markets globally also are expected to remain challenging at current oil prices.

There are numerous factors and variables—such as geopolitical dynamics, oil demand projections, currency fluctuations, and production and inventory levels—that could impact oil prices, thus affecting customer investment decisions. We will need to keep a close eye on these trends and continue to react quickly to developments in the market.

I am confident that Baker Hughes has the right product and technology portfolio, backed by an outstanding team of people, to win in any market conditions. Our customer wins, operational performance milestones, and product launches in the first quarter are further proof of that.

Last month, we launched our revolutionary TerrAdapt™, the industry’s first drill bit with self-adjusting depth-of-cut control elements that autonomously extend and retract to create an optimal cut based on the rock formation. This bit automatically changes its aggressiveness to maximize rate of penetration while mitigating vibrations and stick-slip, which are common causes of costly nonproductive time.

Our TORPEDO™ composite frac plug, which was commercialized last month, is another example of a product that delivers higher performance while lowering costs for customers. With 40% less metallic and composite material—and being 40% shorter in length than standard plugs—it cuts mill out times by an average of 50% without sacrificing strength or performance.

We set drilling records in the Marcellus and Utica basins by achieving a “mile a day”—5,280 feet in a 24-hour period—on four wells, including a remarkable 7,380 feet drilled in 24 hours on one well.

We were awarded a long-term contract for production chemicals for an ultradeepwater field in Angola, and we received a significant three-year contract to provide wireline services in the North Sea for a major operator. We also won contracts for multiple product lines for a subsea development project in Western Australia and, in Mexico, we were awarded the largest portion of a multi-year offshore contract for a major operator.

In short, Baker Hughes is strongly positioned for the future. I believe that position will be further bolstered through our agreement with GE to combine Baker Hughes with GE Oil & Gas, which we continue to expect will close in mid-2017.

The combined company will have the ability to unite the physical and digital worlds, an innovation engine that is second to none, cross-industry knowledge that spans the fullstream value chain, and will bring together two outstanding teams of people. I am confident that Baker Hughes, a GE Company will be the provider of choice that can deliver the technology advancements and efficiency and productivity gains that customers industrywide are calling for. We will continue to keep you updated on developments with the transaction, as appropriate. Remember that we remain separate companies until the transaction closes.

In the meantime, stay safe, stay compliant, and take care of our customers. And stay focused on our Purpose: enabling safe, affordable energy, improving people’s lives.

* Adjusted net loss excludes adjustments totaling $114 million after tax, or $0.26 per diluted share, related to restructuring charges, asset impairments, and merger-related costs. Baker Hughes reported a GAAP net loss of $129 million, or $0.30 cents per diluted share, in the first quarter, compared to a net loss of $417 million, or $0.98 cents per share, in the fourth quarter of 2016.

This message is intended exclusively for the individual or entity to which it is addressed. This communication may contain information that is proprietary, privileged, confidential or otherwise legally exempt from disclosure. If you are not the named addressee, or have been inadvertently and erroneously referenced in the address line, you are not authorized to read, print, retain, copy or disseminate this message or any part of it. If you have received this message in error, please notify the sender immediately by e-mail and delete all copies of the message.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, on March 29, 2017, the new NYSE listed corporation (Bear Newco, Inc. or “Newco”) filed with the SEC a registration statement on Form S-4 containing a preliminary combined proxy statement/prospectus of Newco and Baker Hughes (the “Preliminary Combined Proxy Statement/Prospectus”). The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, Newco will file with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Preliminary Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.